
March 22, 2023

Aarti Kapoor
Chief Executive Officer and Director
VMG Consumer Acquisition Corp.
39 Mesa Street, Suite 310
San Francisco, CA 94129

      Re: VMG Consumer Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed March 14, 2023
          File No. 001-41057

Dear Aarti Kapoor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Ryan J. Maierson, Esq.